

Mail Stop 3561

October 7, 2016

Mr. Rahul Ghai
Chief Financial Officer
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919

      Re: Harris Corporation
              Form 10-K for the Year Ended July 1, 2016
              Filed August 29, 2016
              File No. 001-03863

Dear Mr. Ghai:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure